SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Amendment No. 3

iPCS, Inc.

(Name of Subject Company)

iPCS, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44980Y305

(CUSIP Number of Class of Securities)

Brian J. O’Neil

Senior Vice President, General Counsel and Secretary

1901 North Roselle Road
Schaumburg, Illinois 60195

(847) 885-2833

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Paul W. Theiss, Esq.

William R. Kucera, Esq.

Bruce F. Perce, Esq.

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

(312) 782-0600

☐                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2009, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) filed with the SEC on October 28, 2009 by iPCS, Inc. (the “Company”), a Delaware corporation.

The Statement relates to the offer by Ireland Acquisition Corporation (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel” or “Parent”), to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company (each, a “Share”), for $24.00 per Share, in cash to the seller without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and the Purchaser with the SEC on October 28, 2009. A copy of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO, and each is incorporated herein by reference.

The information set forth in the Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used, but not defined, in this Amendment have the meanings ascribed to them in the Statement.

Item 4.    The Solicitation or Recommendation.

“Item 4 — The Solicitation or Recommendation — Opinions of the Company’s Financial Advisors — Selected Companies Analysis” of the Statement is hereby amended and supplemented by adding the following after the fourth sentence in the second paragraph thereof:

This analysis indicated the following enterprise values and multiples for the selected companies (with values reflected as “nm” being calculated multiples that were deemed to be outliers, and/or not meaningful for purposes of comparability):

	Enterprise Value	Enterprise Value as Multiple of EBITDA		Enterprise Value as Multiple of OpFCF
	($mm)	2009E	2010E	2009E	2010E
Leap Wireless International	3,243	7.0x	4.9x	nm	nm
MetroPCS Communications, Inc.	5,093	5.7x	4.4x	nm	13.1x
NTELOS Holdings Corp.	1,309	5.6x	5.3x	10.7x	9.0x
Shenandoah Telecommunications Company	407	5.2x	4.8x	nm	8.3x
Sprint Nextel Corporation	23,874	3.6x	3.7x	5.2x	6.5x
United States Cellular Corporation	4,130	4.3x	4.5x	10.6x	10.9x

“Item 4 — The Solicitation or Recommendation — Opinions of the Company’s Financial Advisors — Selected Transactions Analysis” of the Statement is hereby amended and supplemented by deleting in its entirety the full text of such section and replacing it with the following:

The Financial Advisors reviewed transaction values for twenty selected transactions involving the acquisitions of wireless telecommunications companies. The Financial Advisors reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for a target company’s equity, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash and cash equivalents, as multiples of, to the extent publicly available, estimated forward EBITDA. The Financial Advisors reviewed estimated forward EBITDA for two periods, FY + 1 and FY + 2. For transactions announced during the first half of a target’s fiscal year, the Financial Advisors designated FY + 1 EBITDA as the target’s then-current fiscal year’s estimated EBITDA, and FY + 2 EBITDA as the subsequent fiscal year’s estimated EBITDA. For transactions announced during the second half of a target’s fiscal year, the Financial Advisors designated FY + 1 EBITDA as the target’s estimated EBITDA for the subsequent fiscal year and FY + 2 EBITDA as the next succeeding fiscal year’s estimated EBITDA. Because valuations of wireless telecommunications companies have declined materially in the last two years, the Financial Advisors reviewed selected transactions announced since the beginning of 2008 as well as selected transactions announced since the beginning of 2004. The Financial Advisors then compared these multiples derived for the selected transactions with corresponding multiples implied for the Company based on the $24.00 per share Offer Price. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data for the Company were based both on Company Management Estimates and Company Wall Street Consensus Estimates. This analysis indicated the following enterprise values and multiples for the following transactions:

Announcement			Enterprise Value	EBITDA Multiple
Date	Target	Acquiror	($mm)	FY+1	FY+2
Recent Transactions (2008–Present)
7/28/2009	Virgin Mobile USA, Inc.	Sprint Nextel Corporation	738	5.0x	4.9x
5/8/2009	Alltel Corporation Divestitures	AT&T Inc.	2,350	na	na
11/7/2008	Centennial Communications Corporation	AT&T Inc.	2,800	6.5	na
6/5/2008	Alltel Corporation	Cellco Partnership d/b/a Verizon Wireless	28,100	8.3x	na
Other Transactions (Prior to 2008)
9/17/2007	SunCom Wireless Holdings, Inc.	Deutsche Telekom AG	2,386	11.8x	9.9x
7/30/2007	Rural Cellular Corporation	Cellco Partnership d/b/a Verizon Wireless	2,670	9.5x	9.2x
6/29/2007	Dobson Communications Corporation	AT&T Inc.	5,100	10.2x	9.3x
5/20/2007	Alltel Corporation	TPG Capital and GS Capital Partners	27,500	9.3x	8.6x
4/20/2006	UbiquiTel Inc.	Sprint Nextel Corporation	1,335	9.5x	8.4x
12/20/2005	Nextel Partners, Inc.	Sprint Nextel Corporation	10,000	13.2x	10.7x
11/21/2005	Alamosa Holdings, Inc.	Sprint Nextel Corporation	4,330	10.0x	9.0x
11/18/2005	Midwest Wireless Holdings, LLC	Alltel Corporation	1,075	8.7x	na
8/30/2005	IWO Holdings Inc.	Sprint Nextel Corporation	427	8.5x	na
8/30/2005	Gulf Coast Wireless LP	Sprint Nextel Corporation	288	8.1x	na
7/11/2005	US Unwired Inc.	Sprint Nextel Corporation	1,323	10.9x	9.2x
3/17/2005	Horizon PCS, Inc.	iPCS, Inc.	297	na	na
1/10/2005	Western Wireless Corporation	Alltel Corporation	6,018	8.1x	7.6x
12/15/2004	Nextel Communications, Inc.	Sprint Corporation	45,143	7.8x	7.0x
12/7/2004	AirGate PCS, Inc.	Alamosa Holdings, Inc.	630	8.0x	na
2/17/2004	AT&T Wireless Services, Inc.	Cingular Wireless, LLC	45,711	9.6x	8.7x

This analysis indicated the following implied high, median, mean and low multiples for the selected transactions, as compared to corresponding multiples implied for the Company:

	Implied Multiples for Selected Transactions				Implied Multiples for the Company Based on $24.00 Per Share Offer Price:
	High	Median	Mean	Low	Company Management Estimates	Company Wall Street Consensus Estimates
Transaction Value as Multiple of:
Transactions 2008–Present
EBITDA FY + 1	8.3x	6.5x	6.6x	5.0x	6.8x	6.6x
EBITDA FY + 2	4.9x	4.9x	4.9x	4.9x	6.3x	6.2x

Transactions 2004–Present
EBITDA FY + 1	13.2x	9.0x	9.0x	5.0x
EBITDA FY + 2	10.7x	8.8x	8.5x	4.9x

“Item 4 — The Solicitation or Recommendation — Litigation Relating to the Offer and Merger” of the Statement is hereby amended and supplemented by adding the following words after the word “respectively” in the first sentence thereof:  “(collectively, the “Circuit Court Actions”)”.

 “Item 4 — The Solicitation or Recommendation — Litigation Relating to the Offer and Merger” of the Statement is hereby amended and supplemented by adding the following new paragraph after the last sentence thereof:

On November 17, 2009, the parties to the Circuit Court Actions executed a Memorandum of Understanding (the “Memorandum”) reflecting their agreement to settle the claims asserted in the Circuit Court Actions, subject to the execution of a Stipulation of Settlement, notice to the Company’s stockholders and approval by the Circuit Court of Cook County, Illinois. The Memorandum provides, among other things, that the Company shall make the supplemental disclosures to the Statement that are set forth in this Amendment. This summary of the Memorandum does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Memorandum, which is filed as Exhibit (e)(50) to the Statement and is incorporated herein by reference.

Item 5.           Persons/Assets Retained, Employed, Compensated or Used.

“Item 5 — Persons/Assets Retained, Employed, Compensated or Used” of the Statement is hereby amended and supplemented by deleting the first sentence of the second paragraph thereof and replacing such sentence with the following:

Under the terms of UBS’ engagement letter dated October 16, 2009, the Company agreed to pay UBS for its financial advisory services in connection with the transaction an aggregate fee currently calculated to be approximately $4.9 million, $1,000,000 of which was payable in connection with UBS’ opinion and the remainder of which is contingent upon consummation of the tender offer.

“Item 5 — Persons/Assets Retained, Employed, Compensated or Used” of the Statement is hereby further amended and supplemented by adding after the words “its engagement letter” in the first sentence in the third paragraph thereof the words:  “dated October 16, 2009”.

Item 8.           Additional Information.

“Item 8 — Additional Information — Projected Financial Information” of the Statement is hereby amended and supplemented by deleting the second sentence in the first paragraph thereof and replacing such sentence with the following:

In addition, the Company provided projected financial information to its financial advisors, UBS and Morgan Stanley, which information was used by UBS and Morgan Stanley in performing the discounted cash flow analysis and other financial analyses described under the caption “Item 4 — The Solicitation or Recommendation — Opinions of the Company’s Financial Advisors”.

“Item 8 — Additional Information — Projected Financial Information” of the Statement is hereby further amended and supplemented by deleting in its entirety the fourth paragraph thereof and replacing such paragraph with the following paragraph:

The inclusion of the financial projections herein should not be deemed an admission or representation by the Company, Parent or the Purchaser that they are viewed by the Company, Parent or the Purchaser as material information of the Company, and in fact the Company views the financial projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts. These financial projections assume, among other things, that Parent stabilizes its base business in the near-term, that the Company has access to 4G services (and related capital investment), whether obtained through the Clearwire litigation or otherwise, that the Company’s monthly service fee per subscriber (CCPU) will remain at or near current levels and that there are no changes in the iDEN competitive landscape, whether or not Parent complies with the iDEN Order. These financial projections also assume no additional net earnings attributable to the use of the Company’s network by customers of Parent or its other PCS affiliates and use of the networks of Parent or its PCS affiliates by customers of the Company (data travel), no additional earnings attributable to the termination of Parent’s practice of providing free or discounted service on the Company’s network to employees or customers of Parent or its affiliates and no potential benefits from the Company having a prepaid offering.

“Item 8 — Additional Information — Projected Financial Information” of the Statement is hereby further amended and supplemented by deleting the table and footnotes following the last paragraph thereof and replacing such table and footnotes with the following:

Projected Financial Information

	Fiscal Year Ending December 31,
	2009	2010	2011	2012	2013	2014	2015	2016	2017
	(in millions)
Service revenue	$541	$573	$612	$637	$666	$690	$712	$731	$747
Adjusted EBITDA(1)	106	121	137	148	162	175	184	193	201
OpFCF(2)	69	71	92	73	87	125	134	142	148
Unlevered CF(3)	35	36	60	40	48	81	86	91	95

(1)                      Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, after adding back Sprint Nextel litigation related expenses.  Adjusted EBITDA as presented in this Statement includes stock based compensation expenses.

(2)                      OpFCF represents Adjusted EBITDA less capital expenditures.

(3)                      Unlevered CF represents after-tax earnings, plus interest, depreciation and amortization and Sprint Nextel litigation related expenses, less capital expenditures, less any increase (or plus any decrease) in working capital.

Item 9.           Exhibits.

“Item 9 —	Exhibits” is hereby amended and supplemented by adding the following exhibits:

(a)(13)	Press Release issued by the Company on November 18, 2009 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on November 18, 2009)

(e)(50)	Memorandum of Understanding, dated November 17, 2009, among the parties to the Circuit Court Actions

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

iPCS, Inc.

Date: November 18, 2009
	By:	/s/ Brian J. O’Neil
	Name:	Brian J. O’Neil
	Title:	SVP, General Counsel and Secretary